# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TYRA BIOSCIENCES, INC., CIK 0001863127
CUSIP: 90240B106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2656 State Street, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 03/04/2026
Amends the filing with accession number 0001104659-21-119792
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,266,575; sole dispositive power 0; shared dispositive power 12,266,575; aggregate amount beneficially owned 12,266,575 (21.2% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,266,575; sole dispositive power 0; shared dispositive power 12,266,575; aggregate amount beneficially owned 12,266,575 (21.2% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,266,575; sole dispositive power 0; shared dispositive power 12,266,575; aggregate amount beneficially owned 12,266,575 (21.2% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,259,291; sole dispositive power 0; shared dispositive power 10,259,291; aggregate amount beneficially owned 10,259,291 (17.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: TYRA BIOSCIENCES, INC.
Address of issuer's principal executive offices: 2656 State Street, Carlsbad, California (CA), 92008
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 27, 2021, and amended on February 6, 2024, October 22, 2024, November 13, 2024, March 31, 2025 and June 6, 2026 (as amended, the "Statement") by the Reporting Persons. This Amendment No. 6 is being filed to report the dilution of the Reporting Persons' beneficial ownership in the Issuer's common stock and not as a result of any acquisition or disposition of securities by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 10,259,291 shares of common stock held directly by the Fund; (ii) 442,721 shares of common stock held by a separately managed account (the "Account"); (iii) 1,496,613 shares of common stock held by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iv) Pre-Funded Warrants exercisable for up to 1,538,457 shares of common stock held directly by the Fund; (v) Exchange Warrants exercisable for up to 1,000,000 shares of common stock held directly by the Fund; (vi) a total of 64,250 shares underlying vested stock options (right to buy), and 3,700 shares underlying stock options (right to buy) which shall vest within 60 days of this filing held by Dr. Jake Simson for the benefit of RA Capital. The Pre-Funded Warrants and the Exchange Warrants each contain a provision (collectively the "Beneficial Ownership Blocker") which precludes exercise of the warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 19.99% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants and/or the Exchange Warrants by virtue of the Beneficial Ownership Blocker.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Account, and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Account, or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund's portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Account and the Nexus Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 53,867,115 shares of common stock outstanding as of February 25, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 2, 2026; and (ii) 4,000,000 shares of common stock issued in a block transaction pursuant to the Issuer's at-the-market offering program, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2026, adjusted to give effect to stock options, Pre-Funded Warrants and Exchange Warrants, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days:

No. Price Per
Transaction Purchaser Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 01/29/2026 1,850 (1)
Vest Stock Option (Right to Buy) RA Capital 02/28/2026 1,850 (1)
Vest Stock Option (Right to Buy) RA Capital 03/29/2026 1,850 (1)(2)
Vest Stock Option (Right to Buy) RA Capital 04/29/2026 1,850 (1)(2)

(1) This option represents a right to purchase a total of 22,200 shares of the Issuer's common stock, which began vesting on June 29, 2025 and vests in 12 equal monthly installments over one year, subject to Dr. Simson's continued service to the Issuer through each vesting date. These options have an exercise price of $9.25 per share.

(2) Represents future vesting options within 60 days from the filing date of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 6, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (03/06/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (03/06/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (03/06/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (03/06/2026)